Exhibit (a)(5)(xvii)

MediaRing Ltd (RCB No. 199304568R) 750A Chai Chee Road #05-01 Technopark @ Chai Chee, Singapore 469001 Tel: (65) 6441 1213 Fax: (65) 6441 3013
MediaRing’s Tender Offer for Pacific Internet Expires; MediaRing
Remains Focused on Strategic M&A to Supplement Organic Growth
NEW YORK, July 11 — MediaRing Ltd (Bloomberg: MR SP, Reuters: MRNG.SI) (“MediaRing”), a leading VoIP telephony service provider in Asia, announced that its US$9.50 per share cash tender offer to acquire all the issued shares of Pacific Internet Limited (NASDAQ: PCNTF) (“PacNet”) expired at 5:00 p.m., New York City time, Monday, without acceptance of the tendered shares.
At the time of expiration, the minimum tender condition of more than 50% of the PacNet shares (including shares MediaRing owns) had not been satisfied. MediaRing has instructed Mellon Investor Services LLC, the depositary for the offer, to promptly return all shares tendered.
“We are disappointed that we did not receive more tenders from PacNet shareholders for our offer, which we still believe offered exceptional value in an uncertain market,” said Khaw Kheng Joo, MediaRing’s chief executive officer. “We will continue to actively evaluate a variety of M&A opportunities to further expand our business and build value for MediaRing shareholders.”
Mr. Khaw added: “We would like to thank all PacNet shareholders who tendered shares for their efforts and attention.”
With regard to MediaRing’s existing 4.8% stake in PacNet, the company is still examining all options and opportunities. Any actions taken in this regard will be announced at the appropriate time.
Important Information
MediaRing commenced a tender offer for all issued shares of PacNet at US$9.50 per share, net to the seller in cash, without interest. The offer expired at 5:00 p.m., New York City time, on July 10, 2006 without acceptance of the tendered shares. All tendered shares will be promptly returned to tendering shareholders.
Investors and PacNet shareholders who have questions may contact D.F. King & Co., Inc, the Information Agent for the offer at the following address and telephone numbers:
D.F. King & Co., Inc
48 Wall Street
New York, New York 10005
Call Toll Free in the U.S.: 1(888) 567-1626
Banks and Brokers Call: 1(212) 269-5550

The Directors of MediaRing (including those who may have delegated detailed supervision of this release) have taken all reasonable care to ensure that the facts stated in this release are fair and accurate and that no material fact has been omitted from this release and they jointly and severally accept responsibility accordingly.
Where any information has been extracted from published or otherwise publicly available sources (including, without limitation, information relating to PacNet or Vantage Corporation), the sole responsibility of the Directors of MediaRing has been to ensure through reasonable inquiries that such information has been accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this release.
About MediaRing
With offices in Singapore, Cambodia, Shanghai, Beijing, Hong Kong, Indonesia, Japan, Malaysia, Taiwan and Sunnyvale (USA), MediaRing is a leading pure-play Internet telephony player in Asia and enjoys a growing share of the global VoIP market. Through its strong technological capabilities and extensive distribution network, MediaRing brings high-quality voice services to carriers, enterprises, service providers, and consumers with its wide range of service offerings. Its extensive partnerships with carriers around the world allow call terminations worldwide. As a pioneer in VoIP services with unique proprietary technology, MediaRing derives more than 95% of its revenue from outside Singapore.
About Pacific Internet
Based on its public filings, Pacific Internet Limited is the largest telco-independent Internet communications service provider by geographic reach in the Asia Pacific region. PacNet has direct presence in Singapore, Hong Kong, China, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of data, voice and video services to both corporate business and consumer customers.
Contact Information:
United States & Europe:
Sitrick And Company
James Craig — james_craig@sitrick.com
New York: 1(212) 573-6100
Jason Booth — jason_booth@sitrick.com
Los Angeles: 1(310) 788-2850
Singapore:
August Consulting
Tel: (65) 6733 8873 Fax: (65) 6733 9913
Silvia Heng — silvia@august.com.sg
Alan Lee — alanlee@august.com.sg

2